EXHIBIT 21.1

List of Subsidiaries

Name of Subsidiaries	Jurisdiction
Harbin Zhong He Li Da Education Technology, Inc.	People’s Republic of China
Zhong He Li Da (Beijing) Management Consultant Co., Ltd.	People’s Republic of China
Harbin Tianlang Culture and Education School	People’s Republic of China
Heilongjiang Zhonghe Education Training Center	People’s Republic of China
Beijing Hua Yu HuiZhong Technology Development Co., Ltd.	People’s Republic of China
Beijing Hua Yu Pin Xue Education & Technology Co. Ltd.	People’s Republic of China
Changchun City Chaoyang District Nuoya Foreign Languages School	People’s Republic of China
Harbin City Nangang District Nuoya Foreign Languages School	People’s Republic of China
Harbin Zhong He Li Da Information Technology, Inc.	People’s Republic of China
Beijing Xicheng District Hua Yu Pin Xue Training School	People’s Republic of China
Beijing Shifanxuezhitang Information Science Institute	People’s Republic of China